Fourth Quarter Report



Union Bankshares, Inc.

December 31, 2013

NASDAQ: UNB

February 6, 2014

DEAR SHAREHOLDER,

We are pleased to report the financial results for your Company for the year ended December 31, 2013. Net Income for the year was $7.1 million compared to Net Income for the year ended December 31, 2012 of $6.8 million. Earnings per share as of December 31, 2013 increased to $1.60 per share, compared to $1.54 per share for 2012. Results for 2013 reflect a year to year increase in net interest income of $345 thousand, or 1.6%; a decrease in the provision for loan losses of $355 thousand, or 53.8%; and a decrease in noninterest expenses of $1.8 million, or 7.9%. These positive changes were partially offset by a decrease in noninterest income year over year of $2.0 million, or 19.2%; and an increase in income tax expense of $199 thousand, or 12.0%. Noninterest income declined in 2013 compared to 2012 primarily due to a reduction in gain on sale of real estate loans of $1.2 million and a decrease in gain on sale of securities of $673 thousand. Noninterest expenses decreased year over year due to a reduction of $1.1 million, or 28.9%, in Pension and employee benefits as a result of freezing the defined benefit pension plan as of October 5, 2012 partially offset by an increase in 401(k) contribution expense due to the January 1, 2013 implementation of a safe harbor provision in the 401(k) plan.

Total assets grew to $584.9 million as of December 31, 2013 compared to $577.3 million as of December 31, 2012, or a 1.3% increase. Total loans increased $9.8 million to $465.1 million, or 2.2%, as of December 31, 2013 compared to $455.3 million as of December 31, 2012. Total deposits reached $518.4 million compared to the prior year of $510.0 million, an increase of $8.4 million, or 1.6%. The Company had total capital of $46.8 million with a book value per share of $10.50 as of December 31, 2013 compared to $45.0 million with a book value of $10.11 as of December 31, 2012.

Earnings for the fourth quarter of 2013 were $1.5 million, or $0.34 per share, compared to $2.2 million, or $0.50 per share, for 2012. Net interest income improved $125 thousand, the provision for loan losses decreased $75 thousand, noninterest expenses decreased $462 thousand, and the provision for income taxes decreased $195 thousand. These positive changes were offset by a decrease in noninterest income of $1.5 million for the fourth quarter of 2013 compared to 2012, most of which was a reduction in gain on sale of real estate loans despite selling a similar volume year over year.

2013 was a year of modest growth in loans, deposits, and assets. While we wish to expand our market share in the communities we serve, our overall growth is a reflection of the economy of our region and the rate of inflation. Inflation has been very low and the local economy has been tepid, though slowly improving. We would like to grow our assets at a brisker pace but we resist growth for growth's sake. We are hopeful that 2014 will bring us continued and accelerated improvement in the economy with accompanying business opportunities attendant to an improved business climate.

We continue to face headwinds that dampen our performance. The prolonged low interest rate environment punishes savers in favor of borrowers while continuing to squeeze interest margins in our industry. Likewise, the Federal regulatory environment requires us to spend more staff time and money complying with new mandates from on high, with little tangible benefit for those

continued

the regulators intend to rescue. Regulatory compliance is a requirement of our business, and we strive to manage our compliance process as accurately and efficiently as we are able.

As we write this letter, temperatures are subzero after a prolonged warm spell that has not been helpful to our winter sports based economy. Despite the warm temperatures and rain, our ski area based communities seem to be faring pretty well compared to 2008 through 2011. Building construction, always an important part of the local economy, appears to be improving and in some areas booming. Home sales are up in most of our communities, with the expectation of continued improvement throughout 2014. Specialty foods and beverages are a bright spot in our region, with maple, cheese, beer, and spirits leading the way. Perhaps the best way to characterize the local economy is by way of comparison. In 2012 the local economy was slightly better than in 2011, and 2013 was slightly better than 2012. We expect 2014 to be more of the same, with modest improvement over 2013.

Enclosed is a check or advice of deposit representing a cash dividend of $0.26 per share payable to shareholders of record January 25, 2014. We thank you for your continued support of your Company.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & CEO

UNION BANK OFFICES
(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104 & 128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 16 banking offices, a loan center and 33 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The growing asset base of over $584 million provides the financial strength to successfully serve its constituents.

Union Bank has consistently been recognized for our Community Reinvestment efforts and for our performance in residential lending to borrowers of all income levels. The US Small Business Administration has designated Union Bank as a Preferred Lender.

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent: Registrar & Transfer Company
Attn: Stock Transfer Department
10 Commerce Drive
Cranford, NJ 07016

Phone: 800-368-5948
Fax: 908-497-2318
E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol: UNB

Corporate Name: Union Bankshares, Inc.

Corporate Address: 20 Lower Main Street
PO Box 667
Morrisville, VT 05661-0667

Investor Relations: www.UnionBankVT.com

Union Bankshares, Inc.

Fourth Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
David S. Silverman—President & CEO
Marsha A. Mongeon—Vice President/Treasurer/CFO
Jeffrey G. Coslett—Vice President
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

NORTHERN NEW HAMPSHIRE

Joel S. Bourassa
Stanley T. Fillion
Schuyler W. Sweet
Norrine A. Williams

ST. ALBANS

Steven J. Bourgeois
Coleen K. Kohaut
Daniel J. Luneau
Samuel H. Ruggiano

ST. JOHNSBURY

Michael R. Barrett
Dwight A. Davis
Rosemary H. Gingue
Justin P. Lavely
Alexandra S. Maclean
Mary K. Parent

ALL: David S. Silverman

OFFICERS – UNION BANK

Tracy Pierce Ash—Assistant Treasurer	Littleton
Diana M. Ashley—Assistant Treasurer	Fairfax
Rhonda L. Bennett—Vice President	Morrisville
Sherrie A. Bull—Vice President	Morrisville
Stacey L.B. Chase—Assistant Vice President	Morrisville
Barbara J. Churchill—Assistant Treasurer	Morrisville
Everett C. Comstock—Assistant Treasurer	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John A. Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Jennifer M. Degree—Assistant Treasurer	Morrisville
Ronald C. Dion—Assistant Treasurer	Morrisville
Jessica Eastman—Assistant Vice President	So. Burlington
Kenneth D. Gibbons—Chairman	Morrisville
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Vice President	Hardwick
Paul E. Grogan—Facilities Officer	Morrisville
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Vice President	Morrisville
Robert D. Hofmann—Senior Vice President	Morrisville
Patricia N. Hogan—Senior Vice President	Morrisville
Tracey D. Holbrook—Regional Vice President	St. Johnsbury
Joseph J. Ilacqua—Asst. VP, Trust Officer	Littleton
Lura L. Jacques—Asst. VP, Managing Trust Officer	St. Albans
Lynne P. Jewett—Vice President	Morrisville
Stephen H. Kendall—Senior Vice President	Morrisville
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
R. Ryan Leap—Senior Vice President	Morrisville
Edward L. Levite—Senior Loan Originator	So. Burlington
Carrie R. Locklin—Assistant Vice President	Morrisville
Bonnie J. Losty—Vice President	Morrisville
John L. Malm—Vice President	Littleton
Robyn A. Masi—Vice President	Stowe
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Samantha A. Norrie—Assistant Treasurer	Littleton
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Vice President	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
David S. Silverman—President & CEO	Morrisville
Judy R. Smith—Vice President	St. Albans
Karen L. Blanchard Smith—Asst. Treasurer	Morrisville
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	St. Albans
JoAnn A. Tallman—Assistant Secretary	Morrisville
Melyssa S. Whitcomb—Assistant Treasurer	Lyndonville
Lori J. Wiggett—Assistant Treasurer	No. Woodstock
Martha J. Wilkins—Assistant Treasurer	St. Johnsbury
Lorraine G. Willett—Assistant Vice President	Morrisville
Anita D. Woodcock—Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	December 31, 2013	December 31, 2012
Cash and due from banks	$5,223	$5,023
Federal funds sold & overnight deposits	25,496	41,487
Interest bearing deposits in banks	17,613	21,922
Investment securities	45,492	26,126
Loans held for sale	3,840	11,014
Loans, net	461,283	444,284
Reserve for loan losses	(4,647)	(4,657)
Premises and equipment, net	10,678	10,289
Other real estate owned, net	559	1,052
Accrued interest & other assets	19,385	20,716
Total Assets	$584,922	$577,256
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$87,247	$83,715
Interest bearing deposits	269,614	273,505
Time deposits	161,493	152,773
Borrowed funds	13,216	15,747
Accrued interest & other liabilities	6,548	6,470
Common stock	9,855	9,848
Additional paid-in capital	363	295
Retained earnings	43,405	40,772
Accumulated other comprehensive loss	(2,939)	(2,010)
Treasury stock at cost	(3,880)	(3,859)
Total Liabilities & Shareholders' Equity	$584,922	$577,256

Standby letters of credit were $1,633,000 and $1,886,000 at December 31, 2013 and 2012, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
	(3 months ended)		(12 months ended)	
Interest income	$6,233	$6,292	$24,481	$25,028
Interest expense	589	773	2,459	3,351
Net interest income	5,644	5,519	22,022	21,677
Provision for loan losses	75	150	305	660
Net interest income after provision for loan losses	5,569	5,369	21,717	21,017
Trust income	172	155	644	615
Noninterest income	1,868	3,411	7,857	9,910
Noninterest expenses:				
Salaries & wages	2,252	2,249	8,964	8,953
Pension & employee benefits	860	825	2,777	3,908
Occupancy expense, net	285	275	1,156	1,156
Equipment expense	398	408	1,597	1,490
Other expenses	1,929	2,429	6,727	7,528
Total	5,724	6,186	21,221	23,035
Income before taxes	1,885	2,749	8,997	8,507
Income tax expense	356	551	1,862	1,663
Net income	$1,529	$2,198	$7,135	$6,844
Earnings per share	$0.34	$0.50	$1.60	$1.54
Book value per share			$10.50	$10.11